December 23, 2016	Mark C. Amorosi mark.amorosi@klgates.com T +1 202 778 9351

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	1290 Funds – Selective Review of Post-Effective Amendment No. 34 to the Registration Statement on Form N-1A (File Nos. 333-195390 and 811-22959)

Ladies and Gentlemen:

This letter concerns Post-Effective Amendment No. 34 (the “Post-Effective Amendment”) to the Registration Statement on Form N-1A of 1290 Funds (the “Trust”). The Post-Effective Amendment was filed with the Securities and Exchange Commission on December 15, 2016 on behalf of the Trust pursuant to the Securities Act of 1933, as amended, and Rule 485(a) of Regulation C thereunder, and pursuant to the Investment Company Act of 1940, as amended, and the regulations thereunder, with respect to 1290 Convertible Securities Fund, 1290 DoubleLine Dynamic Allocation Fund, 1290 GAMCO Small/Mid Cap Value Fund, 1290 Global Talents Fund, 1290 High Yield Bond Fund, 1290 Low Volatility Global Equity Fund, 1290 Multi-Alternative Strategies Fund, 1290 SmartBeta Equity Fund and 1290 Unconstrained Bond Managers Fund (collectively, the “Funds”).

The primary purpose of the Post-Effective Amendment is to (1) revise the fundamental investment policies of each Fund, except the 1290 Low Volatility Global Equity Fund, subject to shareholder approval sought pursuant to a proxy statement, which was filed in definitive form on December 21, 2016, (2) change the name and principal investment strategy of the 1290 Low Volatility Global Equity Fund (formerly named 1290 Global Allocation Fund), and (3) reflect the redesignation of the Funds’ Class C shares as Class T shares.

The Post-Effective Amendment was also filed to include new exhibits and to make clarifying, updating and stylistic changes to the Trust’s Registration Statement. These changes included updating the presentation of performance information for the Funds, including information about performance benchmarks for the Funds, and updating certain risk disclosures to reflect developments in the market as well as other changes.

With regard to the Funds’ fundamental investment policies, the form of the disclosure included in the Post-Effective Amendment in the SAI under the heading, “1290 Funds Investment Policies” does not differ in any significant way from the corresponding disclosure in the SAI contained in the currently effective Registration Statement for 1290 Global Allocation Fund and

K&L GATES LLP

1601 K STREET N.W. WASHINGTON DC 20006

T +1 202 778 9000 F +1 202 778 9100 klgates.com

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previously reviewed by the Staff in the following post-effective amendment to the Trust’s Registration Statement filed pursuant to Rule 485(a):

•

Post-Effective Amendment No. 26 to the Trust’s Registration Statement on Form N-1A filed pursuant to the 1933 Act and Rule 485(a) of Regulation C thereunder, and pursuant to the 1940 Act and the regulations thereunder, for Class A, Class C, Class I, and Class R shares of 1290 Global Allocation Fund (Accession No. 0001193125-16-680559) (August 12, 2016).

Furthermore, except for the changes described above, the form of the disclosure included in the Post-Effective Amendment in the Prospectus and SAI does not differ significantly from the corresponding disclosure in the Prospectus and SAI contained in the Trust’s currently effective Registration Statement and previously reviewed by the Staff in the following post-effective amendments to the Trust’s Registration Statement filed pursuant to Rule 485(a):

•

Post-Effective Amendment No. 8 to the Trust’s Registration Statement on Form N-1A filed pursuant to the 1933 Act and Rule 485(a) of Regulation C thereunder, and pursuant to the 1940 Act and the regulations thereunder, for Class A, Class C, Class I, and Class R shares of 1290 Global Equity Income Fund and 1290 Global Talents Fund (Accession No. 0001193125-15-382248) (November 19, 2015).

•

Post-Effective Amendment No. 4 to the Trust’s Registration Statement on Form N-1A filed pursuant to the 1933 Act and Rule 485(a) of Regulation C thereunder, and pursuant to the 1940 Act and the regulations thereunder, for Class A, Class C, Class I, and Class R shares of 1290 Global Equity Managers Fund, 1290 Multi-Alternative Strategies Fund, 1290 Convertible Securities Fund, and 1290 Unconstrained Bond Managers Fund (Accession No. 0001193125-16-680559) (April 17, 2015).

•

Post-Effective Amendment No. 1 to the Trust’s Registration Statement on Form N-1A filed pursuant to the 1933 Act and Rule 485(a) of Regulation C thereunder, and pursuant to the 1940 Act and the regulations thereunder, for Class A, Class C, Class I, and Class R shares of 1290 GAMCO Small/Mid Cap Value Fund, 1290 High Yield Bond Fund and 1290 SmartBeta Equity Fund (Accession No. 0001193125-16-680559) (August 27, 2014).

Accordingly, we request that the Staff use the limited review procedure of 1933 Act Release No. 6510 (February 15, 1984) in reviewing the Post-Effective Amendment.

The Post-Effective Amendment is scheduled to become effective on March 1, 2017 pursuant to paragraph (a)(1) of Rule 485 under the 1933 Act. We would appreciate receiving any comments by January 16, 2016. The Trust would respond to any comments in a post-effective amendment filed pursuant to paragraph (b) of Rule 485 under the 1933 Act, which also would contain exhibits and information not included in the Post-Effective Amendment.

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If you have any questions or comments concerning the foregoing, please do not hesitate to contact me at (202) 778-9351 or Fatima Sulaiman at (202) 778-9082.

Sincerely,

/s/ Mark C. Amorosi

Mark C. Amorosi

Enclosure

cc:	Patricia Louie, Esq.

Anthony Geron, Esq.

Kiesha Astwood-Smith, Esq.

AXA Equitable Funds Management Group LLC

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